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                                                             Exhibit 99(a)(5)(a)


                                                                  NEWS
                                                                  RELEASE
[Elder-Beerman Logo]
================================================================================
      3155 El-Bee Rd. - Box 1448 - Dayton, OH 45401-1448 - 937-296-2700 -
                                FAX 937-296-4625



                                                   FOR MORE INFORMATION:
FOR IMMEDIATE RELEASE                              Scott J. Davido
                                                   Executive Vice President,
                                                   Chief Financial Officer
                                                   (937) 296-2683


                       ELDER-BEERMAN ANNOUNCES SELF-TENDER
                                OFFER FOR SHARES

         DAYTON, OHIO, AUGUST 29, 2000 - The Elder-Beerman Stores Corp. (NASDAQ:
EBSC) today announced that it intends to commence a tender offer for up to 3,333,333 shares of its common stock, representing approximately 22% of its currently outstanding shares. Under the terms of the offer, the Company will offer to purchase the shares at prices not greater than $6.00 nor less than $4.50.

         Frederick J. Mershad, chairman and chief executive officer, said, "By providing investors with a near-term alternative to realize above-market value for their Elder-Beerman shares, the self-tender is the perfect complement to the long-term strategy that we unveiled earlier this month. Elder-Beerman's three-part strategic plan is designed to reinforce its position as the department store of choice in secondary markets in the Midwest. We are confident that shifting the company's merchandise mix to emphasize more opening price and moderate price value driven assortments, as well as accelerating the rollout of our successful, newly developed concept stores, will enhance long-term value for our shareholders."

         Elder-Beerman will determine a single per share purchase price, net to the seller in cash, without interest, that it will pay for validly tendered shares, taking into account the number of shares tendered and the prices specified by tendering shareholders. Elder-Beerman will select the lowest purchase price that will allow it to purchase 3,333,333 shares or, if a lesser number of shares are validly tendered, all shares that are validly tendered and not withdrawn.

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ELDER-BEERMAN ANNOUNCES SELF-TENDER . . . PAGE 2

          Elder-Beerman will pay the purchase price for all shares validly tendered at prices at or below the purchase price and not withdrawn, subject to proration. Elder-Beerman reserves the right, in its sole discretion, to purchase more than 3,333,333 shares pursuant to the offer. The tender offer will not be conditioned on any minimum number of shares being tendered.

         The tender offer is expected to begin on September 7, 2000, or as soon as possible after commencement, and will expire twenty business days thereafter, unless extended by the Company.

         Wasserstein Perella & Co. will act as Dealer-Manager, and Morrow & Co. will be the Information Agent.

         Elder-Beerman's Board of Directors has approved this tender offer. However, neither the Board of Directors of Elder-Beerman, the Dealer Manager or the Information Agent is making any recommendation to shareholders as to whether they should tender any shares pursuant to the offer. Each shareholder must make his or its own decision whether to tender shares and, if so, how many shares. SHAREHOLDERS SHOULD READ CAREFULLY THE OFFER TO PURCHASE AND RELATED MATERIALS THAT THE COMPANY WILL BE SENDING OUT SHORTLY BECAUSE THEY CONTAIN IMPORTANT INFORMATION, INCLUDING VARIOUS TERMS AND CONDITIONS OF THE OFFER. AFTER THEY ARE FILED, SHAREHOLDERS CAN OBTAIN THE OFFER TO PURCHASE AND RELATED MATERIALS FREE AT THE SEC'S WEB SITE AT WWW.SEC.GOV OR FROM MORROW & CO. AT 1-800-566-9061. SHAREHOLDERS ARE URGED TO CAREFULLY READ THESE MATERIALS PRIOR TO MAKING ANY DECISION WITH RESPECT TO THE OFFER.

         The nation's ninth largest independent department store chain, The Elder-Beerman Stores Corp. is headquartered in Dayton, Ohio and operates 60 department stores in Ohio, West Virginia, Indiana, Michigan, Illinois, Kentucky, Wisconsin and Pennsylvania. Elder-Beerman also operates two furniture superstores. The company has announced it will open three new concept stores in 2000.

This press release contains "forward-looking statements," which are identified by words such as "expects," "intends," and variations of such words and similar expressions. Because forward-looking statements are based on a number of beliefs, estimates and assumptions by management that could ultimately prove inaccurate, there is no assurance that forward-looking statements will prove to be accurate. Many factors could

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ELDER-BEERMAN ANNOUNCES SELF-TENDER . . . PAGE 3


cause Elder-Beerman to delay or modify its self-tender offer, including the following: changes in its stock price; changes in operating results; the continued availability and terms of financing; and other general economic conditions that affect retail operations and sales, such as increasing price and product competition; fluctuations in consumer demand and confidence; the availability and mix of inventory; fluctuations in costs and expenses; the effectiveness of merchandising strategies, advertising, marketing and promotional programs; the ability of the company to achieve its expense cutting initiatives; the timing and effectiveness of new store openings; the growing impact of electronic commerce; weather conditions that affect consumer traffic in stores; the continued availability and terms of financing; the outcome of pending and future litigation; consumer debt levels; inflation and interest rates and the condition of the capital markets.

Elder-Beerman undertakes no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise.


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